8/11



03029213

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Natural Health Com Inc.

*CURRENT ADDRESS



PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4485 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 8/14/03

EXEMPTION NUMBER

82-4485

82-4485

ARIS 3-31-03

CHAMPION NATURAL HEALTH.COM INC.

FINANCIAL STATEMENTS

MARCH 31, 2003

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

MARCH 31, 2003

CONTENTS

Exemption number 82-[illegible]

AUDITORS' REPORT

To the Shareholders of
CHAMPION NATURAL HEALTH.COM INC.

We have audited the balance sheet of **CHAMPION NATURAL HEALTH.COM INC.** as at March 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
July 29, 2003

CHAMPION NATURAL HEALTH.COM INC.

Exemption Number 82-4485

BALANCE SHEET

MARCH 31, 2003

ASSETS

	2003	2002
CURRENT		
Cash and cash equivalents	$ 13,668	$ 196,535
Sundry receivable	4,580	1,108
Mortgages receivable (Notes 4 and 13)	95,000	19,937
	113,248	217,580
MORTGAGES RECEIVABLE (Note 4)	-	95,000
INTANGIBLE ASSETS (Note 5)	200,000	475,000
PROPERTY AND EQUIPMENT (Note 6)	96,288	101,356
	$ 409,536	$ 888,936

LIABILITIES

	2003	2002
CURRENT		
Accounts payable and accrued liabilities	$ 12,597	$ 16,275
Loans payable (Note 7)	-	141,715
Mortgage payable	-	15,207
	12,597	173,197
LOANS PAYABLE (Note 7)	70,609	-
	83,206	173,197

SHAREHOLDERS' EQUITY

	2003	2002
CAPITAL STOCK (Note 8)	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,838,783)	(2,449,374)
	326,330	715,739
	$ 409,536	$ 888,936

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:



Director - Larry Melnick



Director - Sophie Melnick

CHAMPION NATURAL HEALTH.COM INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED MARCH 31, 2003

	2003	2002
REVENUE		
Rent	$ -	$ 4,026
Interest	13,627	18,975
	13,627	23,001
EXPENSES		
Officers' remuneration	33,000	24,000
Shareholders' information	29,178	18,099
Consulting fees	-	15,000
Professional fees	20,678	13,646
General	25,920	10,963
Transfer agent's fees and expenses	7,871	9,851
Maintenance fees	5,393	4,867
Interest	928	4,736
Rental	-	561
Amortization	105,068	55,334
	228,036	157,062
LOSS BEFORE THE FOLLOWING	(214,409)	(134,061)
OTHER REVENUE AND EXPENSES		
Write off of intangible assets	175,000	-
Write off of gaming assets	-	968,750
Loss on sale and write down of investments	-	377,500
Amortization of excess cost of acquisition	-	140,000
Loss on sale of rental real estate	-	1,444
	175,000	1,487,694
NET LOSS FOR THE YEAR	(389,409)	(1,621,755)
DEFICIT, beginning of year	(2,449,374)	(827,619)
DEFICIT, end of year	$ (2,838,783)	$ (2,449,374)
LOSS PER BASIC AND FULLY DILUTED SHARE (Note 9)	$ (0.04)	$ (0.20)

See accompanying notes to financial statements.

EXEMPTION NUMBER 82-4785

CHAMPION NATURAL HEALTH.COM INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

	2003	2002
OPERATING ACTIVITIES		
Net loss for the year	$ (389,409)	$ (1,621,755)
Amortization	105,068	55,334
Write off of intangible assets	175,000	-
Amortization of excess cost of acquisition	-	140,000
Loss on sale of rental real estate	-	1,444
Write off of gaming assets	-	968,750
Loss on sale and write down of investments	-	377,500
	(109,341)	(78,727)
Change in non-cash components of working capital		
Sundry receivable	(3,472)	8,151
Accounts payable and accrued liabilities	(3,678)	(14,457)
	(7,150)	(6,306)
	(116,491)	(85,033)
INVESTING ACTIVITIES		
Mortgages receivable	19,937	(70,921)
Proceeds from disposal of rental real estate	-	16,515
	19,937	(54,406)
FINANCING ACTIVITIES		
Mortgage payable	(15,207)	(34,341)
Loans payable	(71,106)	(17,360)
	(86,313)	(51,701)
CHANGE IN CASH AND CASH EQUIVALENTS	(182,867)	(191,140)
CASH AND CASH EQUIVALENTS, beginning of year	196,535	387,675
CASH AND CASH EQUIVALENTS, end of year	$ 13,668	$ 196,535
SUPPLEMENTARY INFORMATION		
Interest paid	$ 1,409	$ 3,522

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

1. DESCRIPTION OF BUSINESS

The Company is currently an investment-holding company with investments in natural health industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

Cash equivalents consists of short-term investments with maturities under 90 days.

(b) Foreign Currency Transactions

Accounts stated in other currencies are translated as follows:

- monetary assets and liabilities - at year-end rate;
- non-monetary assets - at historical rates;
- revenue and expenses - at average exchange rates in effect during the accounting year.

Exchange gains or losses are included in earnings.

(c) Property and Equipment

These assets are stated at cost. Amortization is being provided for annually on the declining-balance basis as follows:

Furniture	- 20%
Computer equipment	- 30%
Condominium	- 5%

(d) Intangible Assets

The web site acquired in exchange for the shares of the investee corporation is stated at estimated fair market value. Amortization is provided for on a straight-line basis over its estimated useful life of three years.

(e) Stock-Based Compensation

The Company uses the intrinsic value method to account for its stock-based employee compensation plan. As such, stock-based compensation is recorded if, on the date of grant, the current fair value of each underlying common share exceeds the exercise price per share. Stock-based compensation is recognized as an expense over the vesting period of the option.

EXEMPTION NUMBER
82-4495

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3. ACQUISITION OF COMPANY

On July 30, 2001, the Company entered into an agreement to purchase all of the issued and outstanding shares of Nevada Technologies Inc. ("Nevada") in consideration for issuing 2,500,000 subordinate voting shares valued at U.S. $625,000. Acquisition was accounted for using the purchase method of accounting with results of operations included from August 1, 2001. 100% of the purchase price was allocated to goodwill. Nevada is a gaming entertainment company. On October 25, 2001, the Company announced that it was taking a second quarter write down of $625,000 U.S. (100%) on the above acquisition due to developments at the time in the on-line gaming industry, namely, the introduction of the Anti-Terrorist Financing Act of 2001 to the U.S. House of Representatives, legislation which would prohibit credit card companies and other financial institutions from processing transactions related to internet gambling. On October 18, 2001, the U.S. House of Representatives passed an amended bill without any reference to internet gambling. However, several banks in the U.S. had already stated they would not process credit card transactions related to Internet gambling.

4. MORTGAGES RECEIVABLE

	2003	2002
Wrap-around first mortgage receivable bears interest at 9% per annum, receivable in blended monthly payments of $277 and was due November 20, 2002.	$ -	$ 19,937
Second mortgage receivable bears interest only at 10% per annum with monthly payments of $792 and is due October 12, 2003 (see Note 13).	95,000	95,000
	95,000	114,937
Less: Current portion	95,000	19,937
	$ -	$ 95,000

EXEMPTION NUMBER
82-4483

5. INTANGIBLE ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
License	$ -	$ -	$ -	$ 175,000
Web site	300,000	100,000	200,000	300,000
	$ 300,000	$ 100,000	$ 200,000	$ 475,000

(a) License

During the fiscal year ended March 31, 2001, the Company issued 1,000,000 subordinate voting shares valued at $250,000 to acquire a non-exclusive audio/video software license which the Company is planning to utilize in the natural health business. The license is for the term of five years, commencing October 1, 2000 with an option to renew for another five years. In the third quarter, the company wrote off the license because management has determined that there are better systems and services available on the internet at an inexpensive cost compared to upgrading the company's audio/video software.

(b) Web Site

During the fiscal year ended March 31, 2001, the Company, in exchange for 1,800,000 subordinate voting shares, acquired 50% interest in E-com Marketing ("E-com") and ITEC Software Solutions Inc. ("ITEC") valued at $450,000. On March 26, 2002, the Company, in exchange for its investment in shares of E-com and ITEC, acquired an ownership of a web site (site address: www.championnaturalhealth.com) valued at $300,000. Value assigned to the web site was the lower of the cost of shares exchanged and an estimated cost to develop the site. Commencing in fiscal 2003, the Company has amortized the cost over a three year period.

6. PROPERTY AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Condominium	$ 182,757	$ 86,469	$ 96,288	$ 101,356
Furniture and equipment	4,278	4,278	-	-
	$ 187,035	$ 90,747	$ 96,288	$ 101,356

The bank has provided a line of credit of $100,000 which is secured by a lien on the condominium.

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER 82-4785

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

7. LOANS PAYABLE

Loans payable to an officer and directors are due after the March 31, 2004 year end and consist of the following:

	2003	2002
(i) Non-interest bearing	$ 7,515	$ 15
(ii) Bearing interest at rates varying between Nil and 4% per annum	63,094	141,700
	70,609	141,715
Less: Current portion	-	141,715
	$ 70,609	$ -

8. CAPITAL STOCK

Authorized

Unlimited number of subordinate voting shares, entitled to one vote per share
Unlimited number of multiple voting shares, entitled to 100 votes per share
Unlimited number of Class "A" shares, issuable in series
Unlimited number of Class "B" shares, issuable in series

Issued

	Subordinate Voting Shares		Multiple Voting Shares		Total
	#	$	#	$	$
Balance, April 1, 2001	6,158,303	2,060,941	217,758	125,211	2,186,152
Issued in exchange for acquisition of a company (Note 3)	2,500,000	968,750	-	-	968,750
Balance, March 31, 2002 and March 31, 2003	8,658,303	3,029,691	217,758	125,211	3,154,902

Stock Options

Issued and Outstanding

	Option #	Option Price $
Balance outstanding at March 31, 2001	51,500	6.05 - 6.25
Granted	445,000	0.40
Cancelled	(40,000)	6.05
Expired	(11,500)	6.25
Balance outstanding at March 31, 2002 and March 31, 2003	445,000	0.40

Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Remaining Contractual Life	Exercise Prices
445,000	3.50	445,000	3.50	$ 0.40

Exemption Number 82-4415

9. LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the year of 8,876,061 (2002 - 8,042,728). Outstanding 445,000 share options have no dilutive effect on loss per share.

10. FINANCIAL INSTRUMENTS

The Company is currently an investment holding company with investments in natural health industry.

The carrying amounts reflected in the balance sheet for sundry receivable, accounts payable and accrued liabilities, and loans payable approximate fair market value due to the short maturities of these instruments.

The carrying amounts for mortgages receivable and loans payable approximate fair market value since their interest rates are equivalent to market rates.

11. INCOME TAXES

As at March 31, 2003, the Company has non-capital losses totalling $855,000 carried forward for income tax purposes which are available to reduce future years' taxable income. The losses expire at various dates through 2010. The Company has allowable capital losses totalling $1,775,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has a total of $125,000 in Canadian resource related deductions available to reduce future taxable income.

Future Tax Assets

	2003	2002
Net operating loss carry forward	$ 325,000	$ 344,000
Allowable capital loss carry forward	675,000	710,000
Excess of tax cost over accounting	125,000	20,000
Exploration and development expenditures	48,000	50,000
	1,173,000	1,124,000
Less: Valuation allowance	1,173,000	1,124,000
Net future tax assets	$ -	$ -

12. NON-CASH TRANSACTIONS

In fiscal 2002, the Company acquired a web site valued at $300,000 in exchange for the shares of investee companies (Note 5(b)); the Company acquired all of the issued and outstanding shares of Nevada (Note 3) in exchange for issuing 2,500,000 subordinate voting shares valued at $968,750.

13. SUBSEQUENT EVENT

On July 9, 2003, the second mortgage receivable was discharged.

82-4485

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Champion Natural Health.com Inc.

Participation Fee for the Financial Year Ending: March 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ________

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ________

Market value of class or series = ________ ________(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ________(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] ________(B)

(Repeat for each class or series of corporate debt or preferred shares) ________(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ________

Total fee payable in accordance with Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit Nil

Contributed surplus Nil

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) 3,154,902

Long term debt (including the current portion)	Nil
Capital leases (including the current portion)	Nil
Minority or non-controlling interest	Nil
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	Nil
Any other item forming part of shareholders' equity and not set out specifically above	Nil
Total Capitalization	3,154,902
Total Fee payable pursuant to Appendix A of the Rule	$1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	
Total Fee Payable × Number of months remaining in financial year year or elapsed since most recent financial year / 12	
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

82-4485

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of months remaining in financial year year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

82-4485

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

G:\Boyle\CHAMPION\Financial Statements\Form 13-502F1-Ann03.doc